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                              October 5, 2023

       Charl Keyter
       Chief Financial Officer
       Sibanye Stillwater Limited
       Constantia Office Park
       Bridgeview House, Building 11, Ground Floor
       Cnr 14th Avenue & Hendrik, Potgieter Road
       Weltevreden Park, 1709
       South Africa

                                                        Re: Sibanye Stillwater
Limited
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 24,
2023
                                                            File No. 333-234096

       Dear Charl Keyter:

              We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23,
       2023 letter.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Exhibits, page 64

   1. We understand from your response to prior comments that you prefer to limit compliance to future filings of
the annual report and future filings of the technical report summaries.

                                                        However, we believe
that you should obtain and file revised technical report summaries in an amendment to the
Form 20-F that is currently under review or no later than when filing your 2023 annual
report on Form 20-F if you are able to support a delay based on materiality. Please
clarify your response relative to this timeframe.
 Charl Keyter
Sibanye Stillwater Limited
October 5, 2023
Page 2
96.7 Technical Report Summary of Keliber Lithium Project, page 65

2. We note your response to prior comment 6 appears to be limited to proposed revisions that would reference a 2021 Wood Mackenzie report and a March 2022 Fastmarkets report, though without providing the content pertaining to market studies that is prescribed by
         Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

         The technical report summary should include a detailed description of the commodity pricing and demand for the 4.5% spodumene concentrate along with any details that are necessary to support the volumes of product and pricing used in the cash flow analysis.

         Please further discuss these requirements with the qualified persons involved in preparing the report and arrange to obtain and submit the revisions that are proposed.

        Please contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller, Branch
Chief, at 202-551-3686 if you have questions regarding comments.



FirstName LastNameCharl Keyter                                Sincerely,
Comapany NameSibanye Stillwater Limited
                                                              Division of
Corporation Finance
October 5, 2023 Page 2                                        Office of Energy
& Transportation
FirstName LastName